Exhibit 99.1

Wix.com Reports Second Quarter 2015 Results
Reports Strong Top Line Growth and Positive Adjusted EBITDA and Free Cash Flow, Becoming a
Unique Combination of High Growth and Profitability

-- Second quarter collections increased to $57.4 million, a 44% increase year-over-year and to $61.7 million, a 55% increase on a constant currency basis --
-- Second quarter revenues increased to $48.6 million, a 43% increase year-over-year --
-- Positive adjusted EBITDA of $3.5 million, the Company’s first profitable quarter in its history --
-- Added 132,000 net premium subscriptions for a total of over 1.5 million --

TEL AVIV, Israel, August 5, 2015 -- Wix.com Ltd. (Nasdaq: WIX), a leading global web development platform, today reported financial results for the second quarter ended June 30, 2015.

“Our innovative products and technology platform answers a clear and constantly growing market need and continued to generate strong growth in premium subscriptions, collections and revenue in the second quarter. I am also happy to report that we achieved positive adjusted EBITDA and free cash flow for the first time in our history, a significant milestone,” said Avishai Abrahami, CEO and Co-founder of Wix.

“More and more, businesses and individuals are choosing Wix to build and manage their online presence. We added nearly five million registered users in the quarter, the most in our history, and added 132,000 net premium subscriptions. Looking ahead, we remain excited about our ability to attract new users and subscriptions to our platform based on the power and accessibility of our offerings.”

Lior Shemesh, CFO of Wix, commented, “The achievement of positive adjusted EBITDA for the first half of the year and our expectation that we will maintain profitability going forward reflects our success in scaling our business and the benefits of the operating leverage inherent in our freemium business model.”

Second Quarter 2015 Results and Highlights

•	Collections increased 44% to $57.4 million compared to $39.9 million for the second quarter of 2014

o	Excluding the impact of year-over-year changes in foreign exchange rates, collections would have been $61.7 million, an increase of 55% versus the prior year

•	Revenues increased 43% to $48.6 million compared to $33.9 million for the second quarter of 2014

•	GAAP net loss was $(12.3) million, or $(0.31) per share, compared to a net loss of $(13.8) million, or $(0.37) per share, for the second quarter of 2014

•	Non-GAAP net loss was $(8.2) million, or $(0.21) per share, compared to a non-GAAP net loss of $(10.4) million, or $(0.27) per share, for the second quarter of 2014

•	Adjusted EBITDA was $3.5 million compared to $(4.3) million for the second quarter of 2014

•	Added over 132,000 net premium subscriptions in the period to reach 1.5 million as of June 30, 2015, a 48% increase over the prior year

•	Added nearly 5 million registered users in the second quarter to reach over 67.5 million as of June 30, 2015, a 34% increase compared to the prior year

Business Highlights

•
Announced technology integration between WixShoutOut and Facebook: The Company announced a technology collaboration with Facebook that provides Wix users a streamlined and simplified way to create and launch Facebook ad campaigns from the Wix platform using WixShoutOut.  This integration allows Wix users to maximize reach by automatically creating Facebook Page-post ads from the content of the user's ShoutOut and launching the campaign from the Wix platform.

•
Enhanced WixHotels with channel management capabilities: Users of WixHotels are now able to accept and manage bookings that come through over 300 OTAs and marketplaces, including Booking.com, Expedia, AirBnB and Travelocity, through a recently launched partnership with myallocator by Cloudbeds.  This new functionality enables easy-to-use channel management for property owners using the WixHotels booking engine, increasing the value of this product for Wix users.

•	Continued mobile growth: Over 9.3 million mobile sites have been created on the Wix platform to date, making Wix among the largest mobile site development platforms globally.

•
Significant platform engagement: To date, users have saved over 148 million contacts onto the Wix platform, enabling users’ ability to track activity data performed through apps connected to the WixHive, manage customer relationships and communicate using WixShoutOut.

Financial Outlook

For the third quarter of 2015, the Company is introducing the following outlook:

	Outlook	Y/Y growth
Collections	$61 - $62 million	37% - 39%
Collections (FX neutral to Q3 '14)	$64 - $65 million	44% - 46%
Revenue	$52 - $53 million	39% - 41%
Adjusted EBITDA	$3 - $4 million	NM

The Company is updating its outlook for the full year 2015 as follows:

	Prior Outlook	Updated Outlook	Y/Y growth
Collections	$240 - $246 million	$241 - $245 million	41% - 43%
Collections (FX neutral to 2014)	$253 - $259 million	$253 - $257 million	48% - 50%
Revenue	$200 - $204 million	$201 - $203 million	42% - 43%
Adjusted EBITDA	$7 - $9 million	$10 - $12 million	NM

Conference Call and Webcast Information

Prior to the previously scheduled quarterly conference call, Wix will provide a written summary of the quarter along with a supplemental data sheet and supporting slides. These materials are offered to provide shareholders and analysts with additional time and detail for analyzing results in advance of the Company’s quarterly conference call. The materials will be available approximately one hour before the conference call at http://investors.wix.com/results.cfm.

Wix.com’s second quarter 2015 teleconference and webcast will be held at 8:30 a.m. ET on Wednesday, August 5, 2015 and will include only brief comments by management followed by a question and answer session.  The summary document will not be read on the call.

To participate on the live call, analysts and investors should dial 866-393-4306 (US/Canada), 734-385-2616 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call.  A telephonic replay of the call will be available through August 12, 2015 at 11:59 p.m. ET by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID: 87859114.

Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at http://investors.wix.com/.

Upcoming Events

Wix management will present at the Oppenheimer 18th Annual Technology, Internet & Communications Conference in Boston on August 11, 2015 at 3:05 p.m. ET.  Wix has posted a link to the webcast on the “Investor Relations” section of the Company’s website at http://investors.wix.com/.

About Wix.com Ltd.

Wix.com is a leading cloud-based web development platform with over 68 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. The Wix Editor and highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in San Francisco, New York, Miami, Vilnius and Dnepropetrovsk.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: Collections, adjusted EBITDA, non-GAAP net loss and non-GAAP net loss per share (collectively the "non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Adjusted EBITDA is defined as net profit or loss before interest, bank charges and other financial expenses (income), net unrealized losses (gains) on hedging transactions, other expenses, taxes on income, depreciation amortization, and other unusual or non-recurring expenses, share-based compensation expense and including the effect of the changes in deferred revenue and prepaid domain registration costs. Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and other non-GAAP adjustments. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The company believes that it provides useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The company has not reconciled adjusted EBITDA guidance to net profit because it does not provide guidance for net profit. As items that impact net profit are out of the company's control and/or cannot be reasonably predicted, the company is unable to provide such guidance. Accordingly, a reconciliation to net profit is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the company’s 2014 annual report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2015. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Joe Pollaro
Wix.com
ir@wix.com
+1 415.449.4718

Jonathan Schaffer / Taylor Krafchik
The Blueshirt Group
ir@wix.com
+1 212.871.3953 / + 1 212.871.3938

Media Relations:
Eric Mason
Wix.com
ericmason@wix.com
+1 650.533.0836

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	June 30,
	2014	2015
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$40,200	$43,884
Short term deposits	45,811	48,372
Restricted cash and deposit	5,909	4,671
Trade receivables	1,050	4,498
Prepaid expenses and other current assets	10,155	14,335
Total current assets	103,125	115,760
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	7,205	9,004
Prepaid expenses and other long-term assets	1,882	1,946
Intangible assets and goodwill, net	6,210	5,899
Total long-term assets	15,297	16,849

Total assets	$118,422	$132,609

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$4,611	$10,212
Employees and payroll accruals	13,645	15,102
Deferred revenues	64,058	83,064
Accrued expenses and other current liabilities	14,186	14,669
Total current liabilities	96,500	123,047

Long term deferred revenues	2,540	3,666
Long term deferred tax liability	732	678
Total long-term liabilities	3,272	4,344

Total liabilities	99,772	127,391

Shareholders' Equity
Ordinary shares	63	64
Additional paid-in capital	166,615	177,676
Other comprehensive loss	(2,950)	861
Accumulated deficit	(145,078)	(173,383)
Total shareholders' equity	18,650	5,218

Total liabilities and shareholders' equity	$118,422	$132,609

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)

Revenue	$33,931	$48,581	$62,778	$93,105
Cost of revenue	6,398	8,390	11,638	16,201
Gross Profit	27,533	40,191	51,140	76,904

Operating expenses:
Research and development	13,729	18,233	25,695	35,681
Selling and marketing	23,708	28,237	45,886	60,243
General and administrative	3,611	4,495	7,571	9,082
Total operating expenses	41,048	50,965	79,152	105,006
Operating loss	(13,515)	(10,774)	(28,012)	(28,102)
Financial income (expenses), net	59	(760)	143	1,097
Other income (expenses)	(1)	(2)	(4)	(1)
Loss before taxes on income	(13,457)	(11,536)	(27,873)	(27,006)
Taxes on income	344	743	845	1,299
Net loss	$(13,801)	$(12,279)	$(28,718)	$(28,305)

Basic and diluted net loss per share	$(0.37)	$(0.31)	$(0.76)	$(0.73)
Basic and diluted weighted-average shares used to compute net loss per share	37,657,668	39,155,148	37,583,146	38,895,219

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP STATEMENT OF OPERATIONS
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
(1) Share based compensation expenses:
Cost of revenues	$306	$250	$484	$545
Research and development	1,551	1,831	2,806	3,790
Selling and marketing	617	697	1,151	1,296
General and administrative	956	1,009	1,934	2,204
Total share based compensation expenses	3,430	3,787	6,375	7,835
(2) Amortization	20	156	20	311
(3) Withdrawn secondary offering expenses	-	-	365	-
(4) Acquisition related expenses	-	-	65	-
(5) Taxes on income	-	178	226	290
Total adjustments of GAAP to Non GAAP	$3,450	$4,121	$7,051	$8,436

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Net Loss	$(13,801)	$(12,279)	$(28,718)	$(28,305)
Adjustments:
Interest, bank charges & other financial expenses (income), net	(57)	(286)	(175)	46
Unrealized gains on hedging transactions	(154)	2,076	(276)	1,013
Other expenses	1	2	4	1
Taxes on income	344	743	845	1,299
Depreciation	587	1,203	1,059	2,128
Amortization	20	156	20	311
Withdrawn secondary offering expenses	-	-	365	-
Acquisition related expenses	-	-	65	-
Share based compensation expenses	3,430	3,787	6,375	7,835
Change in deferred revenue	5,944	8,787	14,612	20,132
Change in prepaid domain registration costs	(564)	(690)	(1,312)	(1,454)
Total adjustments	$9,551	$15,778	$21,582	$31,311

Adjusted EBITDA	$(4,250)	$3,499	$(7,136)	$3,006

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Net Loss	$(13,801)	$(12,279)	$(28,718)	$(28,305)

Share based compensation expense and other Non GAAP adjustments	3,450	4,121	7,051	8,436
Non-GAAP net loss	$(10,351)	$(8,158)	$(21,667)	$(19,869)

Basic and diluted Non GAAP net loss per share	$(0.27)	$(0.21)	$(0.58)	$(0.51)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	37,657,668	39,155,148	37,583,146	38,895,219

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Revenues	$33,931	$48,581	$62,778	$93,105
Collections	$39,875	$57,368	$77,390	$113,237
Adjusted EBITDA	$(4,250)	$3,499	$(7,136)	$3,006
Number of registered users at period end	50,251	67,513	50,251	67,513
Number of premium subscriptions at period end	1,019	1,503	1,019	1,503

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Revenues	$33,931	$48,581	$62,778	$93,105
Change in deferred revenues	5,944	8,787	14,612	20,132
Collections	$39,875	$57,368	$77,390	$113,237

Wix.com Ltd.
RECONCILIATION OF COLLECTIONS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	June 30,
	2014	2015
	(unaudited)
Collections	$39,875	$57,368
F/X impact on Q2/15 using Q2/14 rates	-	4,364
Collections excluding FX impact	$39,875	$61,732

Y/Y%		55%

	Three Months Ended
	March 31,	June 30,
	2015	2015
	(unaudited)
Collections	$55,869	$57,368
F/X impact on Q2/15 using Q1/15 rates	-	137
Collections excluding FX impact	$55,869	$57,505

Q/Q%		3%

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$(1,738)	$5,248	$(641)	$4,667
Capital expenditures, net	(1,511)	(1,851)	(2,979)	(3,932)
Free Cash Flow	$(3,249)	$3,397	$(3,620)	$735

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	September 30, 2015		December 31,2015
	Low	High	Low	High

Projected revenues	$52,000	$53,000	$201,000	$203,000
Projected change in deferred revenues	9,000	9,000	40,000	42,000
Projected collections	$61,000	$62,000	$241,000	$245,000

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended
	June 30,
	2014	2015
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(28,718)	$(28,305)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,059	2,128
Amortization	20	311
Share based compensation expenses	6,375	7,835
Tax benefit related to exercise of share options	226	290
Decrease in accrued interest and exchange rate on short term and long term deposits	-	(920)
Deferred income taxes, net	8	(55)
Decrease (increase) in trade receivables	292	(3,389)
Increase in prepaid expenses and other current and long-term assets	(2,288)	(4,551)
Increase in trade payables	922	5,607
Increase in employees and payroll accruals	3,386	1,455
Increase in short term and long term deferred revenues	14,394	19,892
Increase in accrued expenses and other current liabilities	3,679	4,369
Other, net	4	-
Net cash provided by (used in) operating activities	(641)	4,667
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	600	41,176
Investment in short-term deposits and restricted deposits	(28,799)	(41,356)
Purchase of property and equipment	(2,979)	(3,932)
Payment for Businesses acquired	(1,295)	-
Net cash used in investing activities	(32,473)	(4,112)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	231	2,937
Proceeds from issuance of Ordinary shares in IPO, net	(130)	-
Net cash provided by financing activities	101	2,937
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	147	192
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,866)	3,684
CASH AND CASH EQUIVALENTS—Beginning of period	101,258	40,200
CASH AND CASH EQUIVALENTS—End of period	$68,392	$43,884